Exhibit 99.1

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$33,341,081	$43,396,977
Accounts receivable, net	684,139	-
Advances to suppliers, net	9,643,135	16,546,521
Inventories	46,692	-
Other current assets	1,047,536	1,001,637
Total Current Assets	44,762,583	60,945,135
Non-Current Assets:
Right-of-use assets	194,945	-
Intangible Assets	15,189,808	-
Total Non-Current Assets	15,384,753	-
TOTAL ASSETS	60,147,336	60,945,135

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	750,332	17,532
Contract liabilities	444,351	425,833
Lease liabilities	70,552	-
Tax Payable	26,594	795
Accrued expenses and other current liabilities	307,918	232,004
Total Current Liabilities	1,599,747	676,164
Non-Current Liabilities:
Due to related parties	-	1,291,608
Lease liabilities	125,259	-
Total Non-Current Liabilities	125,259	1,291,608
TOTAL LIABILITIES	1,725,006	1,967,772

Commitment and Contingencies

STOCKHOLDERS’ EQUITY
Ordinary Shares, no par value, unlimited shares authorized; 3,168,133 and 63,361,823 shares issued and outstanding as of June 30, 2025 and December 31, 2024 respectively*	-	-
Additional paid-in capital	92,707,344	92,707,344
Accumulated deficit	(29,394,048)	(28,033,030)
Accumulated other comprehensive loss	(4,890,966)	(5,298,505)
Equity attributable to owners of the Company	58,422,330	59,375,809
Non-controlling interests	-	(398,446)
TOTAL STOCKHOLDERS’ EQUITY	58,422,330	58,977,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$60,147,336	$60,945,135

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 11)

See accompanying notes to consolidated financial statements.

F-2

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE LOSS
(Unaudited)

	For the Six Months Ended June 30,
	2025	2024
NET REVENUE	$2,477,852	$86,159
COST OF REVENUE	2,160,129	42,089
GROSS PROFIT	317,723	44,070

OPERATING EXPENSES
Sales and Marketing Expenses	802,380	63,992
General and Administrative Expenses	890,685	707,883
Research and Development Expenses	-	688
Total operating expenses	1,693,065	772,563
LOSS FROM OPERATIONS	(1,375,342)	(728,493)

Bad debt written off	(2,240)	-
Loss on disposal of subsidiary	(8,241)	-
Other Incomes, net	24,306	11,314
LOSS BEFORE INCOME TAX	(1,361,517)	(717,179)
Income tax benefits	499	371,568
NET LOSS	(1,361,018)	(345,611)
Less: net loss attributable to non-controlling interest	-	(9,710)
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	407,538	43,111
TOTAL COMPREHENSIVE LOSS	$(953,480)	$(302,500)

LOSS PER SHARE – BASIC AND DILUTED	(0.03)	(0.10)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED*	33,431,259	3,152,212

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 11)

See accompanying notes to consolidated financial statements.

F-3

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

					Accumulated
	Ordinary Shares		Additional		Other	Non-	Total
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	controlling interests	Stockholders’ Equity
Balance as of December 31, 2024	63,361,823	-	92,707,344	(28,033,030)	(5,298,505)	(398,446)	58,977,363

Reverse capitalization	(60,193,690)	-	-	-	-	-	-
Disposal of subsidiaries	-	-	-	-	-	398,446	398,446
Net Loss	-	-	-	(1,361,018)	-	-	(1,361,018)
Foreign Currency Translation Adjustment	-	-	-	-	407,538	-	407,538
Balance as of June 30, 2025	3,168,133	-	92,707,344	(29,394,048)	(4,890,966)	-	58,422,330

					Accumulated
	Ordinary Shares		Additional		Other	Non-	Total
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	controlling interests	Stockholders’ Equity
Balance as of December 31, 2023	2,923,325	-	44,515,833	(33,147,713)	(1,953,766)	(398,447)	9,015,907

Shares based compensation granted to employees	438,498	-	-	-	-	-	-
Capital Contributions	-	-	-	-	-	-	-
Net Loss	-	-	-	(335,901)	-	(9,710)	(345,611)
Foreign Currency Translation Adjustment	-	-	-	-	43,111	-	43,111
Balance as of June 30, 2024	3,361,823	-	44,515,833	(33,483,614)	(1,910,655)	(408,157)	8,713,407

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 11)

See accompanying notes to consolidated financial statements.

F-4

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended
	June 30,
	2025	2024

Cash flows from operating activities:
Net Loss	$(1,361,018)	$(345,611)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	709,959	58,774
Amortization of right-of-use assets	14,730	-
Provision for credit losses	29,334	-
Loss on disposal of subsidiaries	8,241	-

Change in operating assets and liabilities:
Accounts receivable, net	(713,473)	886,150
Inventories, net	(46,692)	2,190
Other current assets	344,306	(291,199)
Advances to suppliers, net	6,903,386	(13,067,059)
Accounts payable	732,800	(754,939)
Contract liabilities	18,518	88,874
Tax payable	25,799	(377,474)
Lease liabilities	(13,864)	(60,419)
Accrued expenses and other current liabilities	75,914	1,006,851
Net cash provided by (used in) operating activities	6,727,940	(12,853,862)

Cash flows from investing activity:
Purchase of intangible assets	(15,899,767)	-
Net cash used in investing activity	(15,899,767)	-

Cash flows from financing activities:
Proceeds from related parties loans	-	204,475
Repayment of related party loans	(1,291,608)	(167,180)
Repayment of Bank loans	-	(9,630)
Net cash provided by (used in) financing activities	(1,291,608)	27,665

Effect of changes of foreign exchange rate on cash	407,539	(141,762)

Net decrease in cash	(10,055,896)	(12,967,959)

Cash and cash equivalents at the Beginning of the period	43,396,977	16,062,047

Cash and cash equivalents at the end of the period	$33,341,081	$3,094,088

Supplemental disclosures of non-cash flows information:
Lease liabilities arising from obtaining right-of-use assets	209,858	-

See accompanying notes to consolidated financial statements.

F-5

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Meiwu Technology Company Limited (“Meiwu” or the “Company”), formerly known as Wunong Net Technology Co., Ltd is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. The Company, its subsidiaries and the former consolidated variable interest entity (the “former VIE”) are principally engaged in the provision of skin care products selling, skin care training services to customers in the People’s Republic of China (the “PRC”).

On February 15, 2019, the Company acquired all shares of Shenzhen Vande Technology Co., Limited (“Vande”) pursuant to the Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB 5,000,000 on December 28, 2018.

On March 2, 2019, WFOE entered into a series of contractual agreements with Meiwu Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB 5,000,000. These agreements included an Exclusive Technology Consulting Services Agreement, an Equity Interest Pledge Agreement, an Exclusive Purchase Rights Agreement, and a Proxy Agreement, and allowed us to:

●	exercise effective control over Meiwu Shenzhen;
●	receive substantially all of the economic benefits of Meiwu Shenzhen; and
●	have an exclusive option to purchase all or part of the equity interests in Meiwu Shenzhen when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we had become the primary beneficiary of Meiwu Shenzhen, and we treated Meiwu Shenzhen as a Variable Interest Entity (“VIE”) in accordance with the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Meiwu Shenzhen no longer have the characteristics of a controlling financial interest, and the Company, through WFOE, is the primary beneficiary of Meiwu Shenzhen. Accordingly, Meiwu Shenzhen has been consolidated.

Since Meiwu Technology Company Limited and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered to be under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-6

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On September 29, 2020, Meiwu Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude’s registered capital is RMB 20 million (approximately, $3.1 million) and its equity interests are divided among Meiwu Shenzhen (51%), Liu (25%) and Huang (24%). Meiwu Shenzhen transferred the 51% ownership interest to Huang and Liu on December 15, 2020 and repurchased the 51% ownership interest on January 28, 2021.

On October 20, 2020, Meiwu Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Meiwu Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Meiwu Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On November 4, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning’s registered capital is RMB 8.88 million (approximately US$1.4 million). Meiwu Shenzhen transferred the 100% ownership interest to Ze Yu on December 11, 2020 and repurchased the ownership interest on January 27, 2021. Wunong Liaoning was stopped business on December 26, 2022.

On December 10, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $1.3 million). Meiwu Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

On December 17, 2020, the Company completed the initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering. The Company’s ordinary shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW”.

On November 23, 2021, the Company entered into a Stock Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited (the “Anxin BVI”) to acquire Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”). As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. The parties entered into a termination agreement, (the “Termination Agreement”) pursuant to terminate the transaction.

F-7

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On December 28, 2021, Meiwu Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Meiwu Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Meiwu Shenzhen.

On March 31, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Magnum International Holdings Limited (the “Yundian BVI”) to acquire Dalian Yundian Zhiteng Technology Company Limited (“Yundian”). Upon the closing, the Company shall deliver to the Yundian BVI total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Yundian SPA occurred on April 19, 2022.

On May 12, 2022, Meiwu Shenzhen, together with Shenzhen Heme Enterprise Consulting Partnership (limited partnership) (“Heme Consulting”), established a new Shenzhen subsidiary, Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”). Heme Shenzhen’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are divided among Meiwu Shenzhen (51%) and Heme Consulting (49%).

On June 23, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited (the “Mahao BVI”) to acquire Code Beating (Xiamen) Technology Company Limited (“Code Beating”). Upon the closing, the Company shall deliver to the Mahao BVI total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Mahao SPA occurred on June 23, 2022.

On July 22, 2022, Heme Shenzhen established a new Shenzhen subsidiary, Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”). Heme Catering’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are wholly-owned by Heme Shenzhen.

On October 31, 2022, the Company changed the name from “Wunong Technology (Shenzhen) Co,. Ltd” to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd.

On December 12, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited (the “Yuanxing BVI”) to acquire Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”). Upon the closing, the Company shall deliver to the Yuanxing BVI total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

On May 4, 2023, the VIE, Meiwu Shenzhen, together with an individual, Kun Xu (“Kun”) and an entity, Xi ‘an Senli Huinong Agricultural Technology Co. LTD (“Senli Huinong”), established a new subsidiary in Shenzhen, China, Shenzhen Jiayuan Liquor Sales Co., Ltd (“Jiayuan Liquor”). Jiayuan Liquor’s registered capital is RMB 1.8 million (approximately, $252,180) and its equity interests are divided among Meiwu Shenzhen (70%), Kun (21%) and Senli Huinon (9%). Jiayuan Liquor’s domiciled address is 1603, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hezhou Community, Hangcheng Street, Baoan District, Shenzhen.

On February 21, 2024 under the incentive plan registered of the Company issuance of 438,498 Ordinary Shares with a cost basis of $1.01 per share.

On September 3, 2024, Shenzhen Vande Technology Co., Limited (“Vande”) a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu Technology Company Limited, a British Virgin Islands company (the “Company”), incorporated a limited liability company under the laws of People’s Republic of China with the name of Xiamen Chunshang Health Technology Co., Ltd. (the “Chunshang Xiamen”). As previously disclosed, the Company was planning to implement a strategic transition in its business to expand into the sales of functional skincare products.

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi”, “Meiwu Shenzhen” or “former VIE”), former VIE’s shareholders to terminate of a series of contractual arrangements (“former VIE Agreements”) by and among the former VIE, the WFOE, and shareholders of the former VIE (“Termination”).

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Magnum”) and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Magnum Disposition Agreement”). Pursuant to the Magnum Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Magnum for $10. On December 31, 2024, the transaction contemplated therein (the “Magnum Disposition”) was closed, and the Purchaser became the sole shareholder of Magnum and as a result, assume all assets and liabilities of Magnum and subsidiaries owned or controlled by Magnum.

On December 24, 2024, the Company, Xinfuxin International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Xinfuxin”) and the same Purchaser entered into a certain share transfer agreement (“Xinfuxin Disposition Agreement”, collectively with the Termination Agreement and Magnum Disposition Agreement, the “Agreements”). Pursuant to the Xinfuxin Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Xinfuxin for $10. On December 31, 2024, the transaction contemplated therein (the “Xinfuxin Disposition”) was closed, and the Purchaser became the sole shareholder of Xinfuxin and as a result, assume all assets and liabilities of Xinfuxin and subsidiaries owned or controlled by Xinfuxin.

On March 6, 2025, Xiamen Chunshang Health Technology Co., Ltd. (the “Chunshang Xiamen”) a limited company organized under the laws of People’s Republic of China and a wholly owned subsidiary of Shenzhen Vande Technology Co., Limited (“Vande”) a limited company organized under the laws of Hong Kong, incorporated a limited liability company under the laws of People’s Republic of China with the name of Guangzhou Tianhe District Chunran Health Consulting Co., Ltd. (the “Chunran Guangzhou”).

F-8

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of June 30, 2025, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Mahaotiaodong Information Technology Company Limited (“Mahao BVI”)	December 29, 2021	British Virgin Islands	100	Holding Company

Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”)	September 3, 2024	Xiamen, China	100% owned by Vande	Skin care products selling and skin care training services

Guangzhou Tianhe District Chunran Health Consulting Co., Ltd (“Chunran Guangzhou”)	March 6,2025	Guangzhou,China	100% owned by Xiamen Chunshang	Skin care products selling and skin care training services

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100% owned by Vande	Holding Company

DELIMOND Limited (“DELIMOND”)	January 3, 2019	Hong Kong	100% owned by Mahao BVI	Holding Company

Code Beating (Xiamen) Technology Company Limited (“Code Beating”)	May 21, 2020	Xiamen, China	100% owned by DELIMOND	Short messages service

F-9

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. LIQUIDITY

The Company had cash of $33,341,081 and $43,396,977 as of June 30, 2025 and December 31, 2024, respectively. Net loss was $1.36 million and $0.35 million for six months ended June 30, 2025 and 2024. The Company had working capital of $43.16 million and $60.27 million as of June 30, 2025 and December 31, 2024, respectively. The Company has funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

● Basis of presentation and principles of consolidation

These accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, and the former VIE. All intercompany balances and transactions between the Company, its subsidiaries and the former VIE are eliminated upon consolidation.

● Consolidation of former Variable Interest Entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong Trade (Shenzhen) Co., Ltd was deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen, the former VIE, because it had both of the following characteristics prior to the Termination:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Prior to the Termination, pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen paid service fees equal to all of its net profit after tax payments to WFOE. Such contractual arrangements were designed so that Meiwu Shenzhen operated for the benefit of Guo Gang Tong Trade (Shenzhen) Co. Ltd and ultimately, the Company.

F-10

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Consolidation of Former Variable Interest Entity (continued)

The accounts of Meiwu Shenzhen and its subsidiaries were consolidated in our financial statements pursuant to ASC 810-10, Consolidation, as the Company was deemed as primary beneficiary of Meiwu Shenzhen due to the VIE agreements. As the VIE agreements were terminated at December 10, 2024, the accounts of the Meiwu Shenzhen and its subsidiaries are no longer consolidated in our financial statements for the six months ended June 30, 2025. The carrying amount of this former VIE’s assets and liabilities are as follows:

	As of June 30, 2025	As of December 31, 2024
Current assets	$-	$-
Right-of-use assets	-	-
Total assets	-	-
Total current liabilities	-	-
Total non-current liabilities	-	-

	For the six months ended June 30,
	2025	2024
Revenue	$-	$86,159
Cost of revenue	-	42,089
Operating expenses	-	402,932
Net loss	-	(358,349)

	For the six months ended June 30,
	2025	2024
Net cash used in operating activities	$-	$(231,248)
Net cash provided by financing activities	-	27,665
Effect of changes of foreign exchange rate on cash	-	270,340
Net increase in cash and cash equivalents	-	66,757

F-11

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, valuation of inventory, and recoverability of carrying amount and the estimated useful lives of fixed assets, and implicit interest rate of operating leases.

● Business combinations

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

● Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

● Accounts receivable, net

Accounts receivable, net mainly represent amounts due from clients and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $1,455,871 and $1,428,805 as of June 30, 2025 and December 31, 2024, respectively.

● Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the six months ended June 30, 2025 and 2024.

F-12

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of Clean Food. To ensure continuous high-quality supplies and favorable purchase prices of Clean Food, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of June 30, 2025 and December 31, 2024, the allowances was nil.

● Intangible Assets

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful lives, which are the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Company. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Company may rely on a qualitative assessment when performing impairment test for its intangible asset. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

The Company’s intangible assets mainly represent trademark acquired by the Company. Trademark is classified as finite-lived intangible assets and amortized over its useful life of approximately 10 years.

● Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended June 30, 2025 and 2024.

F-13

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

● Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of June 30,2025 and December 31, 2024.

● Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Sales on website

Before December 10, 2024, the Company operated an online platform to sell Clean Food to retail customers and recognized revenue on a gross basis. The Company was a principal because it controlled the promised goods or service before transferring it to a customer. Once purchase orders were received from customers, the Company purchased desired products from suppliers, took control of purchased products in its warehouses, and then organized the shipping and delivery of products to customers.

The Company accounted for revenue from sales of Clean Food on a gross basis. It was responsible for fulfilling the promise to provide the desired Clean Food to customers, was subject to inventory risk prior to transfer control, and had discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation.

The Company’s contracts with customers were fixed price contracts and had one single performance obligation, which was the promise to transfer the specified goods. The entire transaction price was allocated to this obligation. Revenue was recognized at a point in time when control of the goods was transferred to the customer, which was determined to occur upon the customer’s acceptance of the goods at delivery, as evidenced by signed proof of delivery. Revenue was reported net of all valued added taxes (“VAT”)

Revenues were recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales on website, the Company offered an unconditional right of return for a period of seven days upon receipt of products. The Company based its estimates of sales return on historical results. For the six months ended June 30, 2024, the amount of sales return was insignificant. The Company may have provided sales incentives in the form of discounts to customers, which could be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, was allocated based on the relative standalone selling prices for respective products.

Payment for online retail customers was due at the point of sale.

Sales offline

In the second half of 2024, the Company started offline sales which mainly focused on the non-retail customers. For the offline sales, the customer’s order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products and health products. The Company was a principal because it controlled the promised good or service before transferring it to a customer. Once purchase orders are received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

The Company accounts for revenue from sales of functional skincare products and health products on a gross basis. It is responsible for fulfilling the promise to provide the desired electronic component products to customers, is subject to inventory risk prior to transfer control, and has the discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation

The Company’s contracts with customers are fixed price contracts and have one single performance obligation, which is the promise to transfer the specified goods. The entire transaction price is allocated to this obligation. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which is determined to occur upon the customer’s acceptance of the goods at delivery, as evidenced by signed proof of delivery. Revenue is reported net of all valued added taxes (“VAT”)

Revenues are recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, the Company’s sales terms do not provide a right of return beyond a standard quality policy. The Company bases its estimates of sales return on historical results. For the six months ended June 30, 2025, the amount of sales return was insignificant. The Company may provide sales incentives in the form of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment terms for distributing customers are generally set 30 days after the consideration becomes due and payable.

Advance payments from customers are recorded as contract liabilities and are recognized as revenue when the products are delivered and the performance obligation is satisfied. The Company does not routinely allow product returns, and historically, returns have been immaterial. There are no separate rebates, discounts, or volume incentives offered.

F-14

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Service revenue

The Company generates revenue from providing training services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers.

The Company’s revenue from training services is recognized in accordance with ASC 606. ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation.

Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

 ● Cost of revenues

The shipping and handling costs as well as the cost of purchased Functional skincare products and Clean Food products listed for sale on the Company’s platform are included as part of cost of goods sold. The Company expenses shipping and handling costs in conjunction with sale of its products as incurred.

● Sales and marketing expense

Advertising, sales and marketing costs consist primarily of costs for the promotion of business brand and product marketing. The Company expensed all marketing and advertising costs as incurred.

● Research and development expense

Research and development expenditures include salaries, wages and other costs of personnel engaged in research and development. Costs of services performed by others for research and development on the Company’s behalf are expensed when incurred. The Company’s research and development expense primarily includes software development and the development of new products.

● Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended June 30, 2025 and 2024. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of June 30,2025 and December 31, 2024. All tax returns since the Company’s inception are subject to examination by tax authorities.

● Value added taxes (“VAT”)

Sales represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on inventory acquired. The Company recorded a VAT payable net of payments in the accompanying financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

As of June 30, 2025, “Chunshang Xiamen” ’s product sales and services revenues were subject to VAT at a reduced rate of 1% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable.

As of June 30, 2025, “Chunran Guangzhou” ’s product sales and services revenues were subject to VAT at a reduced rate of 1% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable.

F-15

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Period/Year End	Average
06/30/2025	7.1636	7.2526
12/31/2024	7.2993	7.1957
06/30/2024	7.2672	7.2150

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

● Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

F-16

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Fair value of financial instruments

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g., Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, inventories, and other current assets, accounts payable, due to related parties, accrued expenses, and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2025 and December 31, 2024 based upon the short-term nature of the assets and liabilities. For operating lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which incremental borrowing rates used to discount the host contracts approximate market rates. For the six months ended June 30, 2025 and 2024, there were no transfers between different levels of inputs used to measure fair value.

● Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$69,797). The cash balance held in the PRC bank accounts and other third party payment platform was $ 33,341,081 and $ 43,396,977 as of June 30, 2025 and December 31, 2024, respectively.

For the six months ended June 30, 2025 and 2024, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the six months ended June 30, 2025, three major suppliers accounted for approximately 50.6%, 27.7% and 15.9% of total purchase. For the six months ended June 30, 2024, three major suppliers accounted for approximately 20.3%, 16.8% and 14.6% of total purchase. As of June 30, 2025,three major suppliers accounted for approximately 50.7%, 23.5% and 10.3% of the advance to suppliers balance. As of December 31, 2024,three major suppliers accounted for approximately 64.6%, 17.8% and 12.0% of the advance to suppliers balance.

F-17

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Recent accounting pronouncements

In November 2024, the FASB released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss in these notes to its financial statements recent standards that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, or cash flows or disclosures.

F-18

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

	June 30,	December 31,
	2025	2024
Accounts receivable	$2,140,010	1,428,805
Less: allowance for credit losses	(1,455,871)	(1,428,805)
Accounts receivable, net	$684,139	-

The movement of the allowance for credit losses was as follows:

	June 30,	December 31,
	2025	2024
Balance as of the beginning of period	$1,428,805	407,480
Additions charged to bad debt expense	-	1,428,805
Effect of disposal subsidiaries	-	(407,480)
Translation adjustments	27,066	-
Balance as of the end of period	$1,455,871	1,428,805

As of June 30, 2025 and December 31, 2024, the Company has accounts receivable, net of $684,139 and nil. The allowance for doubtful accounts was $1,455,871 and $1,428,805 as of June 30, 2025 and December 31, 2024.

5. ADVANCE TO SUPPLIERS, NET

	June 30,	December 31,
	2025	2024
Advances to Suppliers	$9,643,135	16,546,521
Less: allowance for credit losses	-	-
Advances to Suppliers, net	$9,643,135	16,546,521

The movement of the allowance for credit losses was as follows:

	June 30,	December 31,
	2025	2024
Balance as of the beginning of year	$-	269,740
Additions charged to credit losses	-	-
Effect of disposal subsidiaries	-	(269,740)
Balance as of the end of year	$-	-

As of June 30,2025 and December 31, 2024, the Company has advances to suppliers, net of $9,643,135 and $16,546,521. The allowance for credit loss was nil and nil as of June 30,2025 and December 31, 2024.

6. INVENTORIES

Inventories consist of the following:

	June 30,	December 31,
	2025	2024

Finished goods	$46,692	$-
Inventories	$46,692	$-

The Company recorded inventory write-downs of nil and nil for the six months ended June 30, 2025 and 2024, respectively.

7. OTHER CURRENT ASSETS

The other current assets as of June 30, 2025 and December 31, 2024 consist of the following:

	June 30,	December 31,
	2025	2024
Staff advance	$61,241	55,512
Deposit	22,010	-
VAT recoverable	-	-
Loan to the third party	963,773	943,376
Others	2,780	2,749
Subtotal	1,049,804	1,001,637
Less: bad debt	(2,268)	-
Total of other current assets	$1,047,536	1,001,637

	June 30,	December 31,
	2025	2024
Balance as of the beginning of period/year	$-	126,875
Additions charged to bad debt expense	2,268	-
Effect of disposal subsidiaries	-	(126,875)
Balance as of the end of period/year	$2,268	-

On August 10,2025, the amount of $967,337 loan to the third party has been fully recovered.

F-19

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30,	December 31,
	2025	2024

Trademarks	$15,908,588	$-

Less: accumulated amortization	(718,780)	-
Intangible assets, net	$15,189,808	$-

Amortization expense for the six months ended June 30, 2025 and 2024 was $ 709,959 and nil, respectively.

9. RIGHT-OF-USE ASSETS

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 3.50% is the weighted average discount rate for the lease that began in 2025. The rental expense for the six months ended June 30, 2025 and 2024 was $ 15,315 and $52,864, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use assets, net consisted of the following:

	June 30,	December 31,
	2025	2024
Leased properties under operating lease, cost	$209,858	-
Less: accumulated amortization	(14,913)	-
Right-of-use assets, net	$194,945	-

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $20,466 and $60,262 for the six months ended June 30, 2025 and 2024, respectively. The weighted-average remaining lease term is 2.58 and 0 years as of June 30, 2025 and December 31, 2024. Interest expense was $ 1,442 and $2,653 for the six months ended June 30,2025 and 2024 respectively.

The following table presents maturity of lease liabilities as of June 30, 2025:

2025	$38,141
2026	76,281
2027	79,110
2028	11,883
Total Lease Payments	$205,415
Less: imputed interest	$(9,604)
Present value of lease liabilities	$195,811
Lease liabilities - Current	$70,552
Lease liabilities – Non current	125,259

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was $14,730 and $42,056 for the six months ended June 30, 2025 and 2024, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending	Amortization expense
2025	36,349
2026	72,697
2027	72,697
2028	10,809
Total	$192,552

On January 1, 2025, Xiamen Xinbaihui Digital Technology Co., LTD(“Xiamen Xinbaihui”) entered a lease with Chunshang Xiamen to lease our executive offices to us for a lease term from January 1, 2025 to December 31, 2027, at a monthly net rent of RMB5,000.00 (approximately, $689).

On May 1, 2025, Guangzhou Jingyao Real Estate Co., Ltd. (“Guangzhou Jingyao”) entered a lease with Chunran Guangzhou to lease our executive offices to us for a lease term from May 1, 2025 to February 29, 2028, at a monthly net rent of RMB40,537.35 (approximately, $ 5,589) from May 1, 2025 to February 28, 2027, a monthly net rent of RMB 42,563.85 (approximately, $5,869) from March 1, 2027 to February 29, 2028.

10. ACCOUNTS PAYABLE

The accounts payable as of June 30,2025 and December 31, 2024 consist of the following:

	June 30,	December 31,
	2025	2024
Accounts payable to suppliers	$734,976	2,462
Accounts payable for SMS service	15,356	15,070
Total of Accounts payable	$750,332	17,532

F-20

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY

Ordinary shares

Meiwu Technology Company Limited is established under the laws of British Virgin Islands on December 4, 2018 with 50,000 authorized and issued ordinary shares of par value USD$1.00 each in class. Subsequently on November 15, 2019, the Company issued 16,666 new shares for $16,666, with a par value of USD$1.00, and issued ordinary shares became 66,666 in total. On November 27, 2019, the board of directors of the Company approved written resolutions that the authorized and issued shares in the Company change from a par value of USD$1.00 each of a single class to no par value each of a single class, and that the 66,666 shares of no par value each of a single class in issue be divided pro-rata into 20,000,000 shares of no par value each of a single class. As a part of the company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data.

The Company completed IPO of 5,000,000 shares of ordinary shares and 999,910 ordinary shares offered by the selling shareholder, Eternal Horizon International Company Limited at a price of US$5.00 per share to the public for a total of $29,999,550 of gross proceeds. Net proceeds were $26.5 million after deducting $3.5 million in underwriter’s fee and expenses.

On November 23, 2021, the Company entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company on June 14, 2022.

In March 2022, the Company adopted a share incentive plan, which is referred to as the 2022 Equity Incentive Plan (“the 2022 Plan”). The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. Under the 2022 Plan, the maximum aggregate number of Shares that may be issued under the Plan is 4,945,313 Shares.

On March 31, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Yundian SPA occurred on April 19, 2022.

On June 23, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Code Beating (Xiamen) Technology Company Limited (“Code Beating”), a company organized under the laws of the PRC, via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Code Beating is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Code Beating’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Code Beating SPA occurred on June 23, 2022.

F-21

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (CONTINUED)

On December 12, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI, who collectively hold 100% issued and outstanding shares of Yuanxing BVI (the “Sellers”). Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”), a company organized under the laws of the PRC, via Yuanxing BVI’s wholly-owned subsidiary in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

On February 21, 2024 under the incentive plan registered of the Company issuance of 438,498 Ordinary Shares with a cost basis of $1.01 per share.

On December 2, 2024, the Company closed a best-efforts offering (the “Primary Offering”) of 30,000,000 Ordinary Shares (the “Primary Offering Shares”) of the Company, to certain investors pursuant to that certain securities purchase agreement (the “Primary Offering SPA”), dated as of November 27, 2024, at an offering price of $0.80 per share.

In addition, as previously disclosed, the Company sold 30,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated October 22, 2024 (“Private SPA”). The Resale Shares were also registered in the Registration Statement. The Company did not receive any proceeds from the sale of such Resale Shares.

As of June 30, 2025 and December 31, 2024, 3,168,133 and 63,361,823 ordinary shares were issued and outstanding with no par value, respectively.

Share Consolidation

On November 27, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that every thirty-five (35) issued and unissued ordinary shares of the Company be consolidated into one (1) ordinary shares issued. As a consequence of the Share Consolidation, the par value of each issued and authorized but unissued ordinary share of the Company will remain as no par value. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

On March 5, 2025, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that every twenty (20) issued and unissued ordinary shares of the Company be consolidated into one (1) ordinary shares issued. As a consequence of the Share Consolidation, the par value of each issued and authorized but unissued ordinary share of the Company will remain as no par value. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

Additional Paid-in Capital

The additional paid-in capital at June 30, 2025 and December 31, 2024 was $92,707,344 and $92,707,344, respectively. During the six months ended June 30, 2025 and 2024, zero and zero was contributed to the Company.

12. RELATED PARTY BALANCES AND TRANSACTIONS

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zhichao Yang	Chief Executive Officer of the company
Changbin Xia	Shareholder of the Company
Hanwu Yang	Director of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Sen Jin	Legal representative of Vande

(2) Due to related parties

	June 30, 2025	December 31, 2024

Changbin Xia(1)	$-	1,287,629
Other	-	3,979
Total	$-	$1,291,608

(1)	The Company borrowed loans as working capital from one shareholder Changbin Xia as well as the legal representative of Vande. The balance due to related parties is interest-free and due on demand.

F-22

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. TAXATION

Income Tax

Meiwu Technology Company Limited was incorporated in the British Virgin Islands (“BVI”) as an offshore holding company. Under the current law of the BVI, Meiwu Technology Company Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Meiwu Technology Company Limited to its shareholders, no BVI withholding tax will be imposed.

Meiwu Technology Company Limited’s subsidiary Shenzhen Vande Technology Co., Limited was incorporated in Hong Kong and does not conduct any substantial operations on its own. No provision for Hong Kong profits tax has been made in the financial statements as Shenzhen Vande Technology Co., Limited has no assessable profits. Additionally, upon payments of dividends by Shenzhen Vande Technology Co., Limited to its shareholders, no Hong Kong withholding tax will be imposed.

Xiamen Chunshang Health Technology Co., Ltd, the Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

Guangzhou Tianhe District Chunran Health Consulting Co., Ltd., the Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

During the six months ended June 30, 2025 and 2024, the Company and its subsidiaries incurred a net loss approximately of $1.4 million and $0.3 million As a result, the Company and its subsidiaries did not incur any EIT during the six months ended June 30, 2025 and 2024.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

For the six months ended June 30, 2025 and 2024, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the six months ended June 30, 2025 and 2024.

	2025	2024
PRC statutory tax rate	25%	25%
Foreign loss not recognized in PRC	(20)%	(12)%
Permanent difference and others	(5)%	-
Change in valuation allowance	(0)%	(65)%
Effective tax rate	(0)%	(52)%

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of June 30, 2025 and December 31, 2024, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of June 30, 2025 and December 31, 2024, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of June 30, 2025 and December 31, 2024. The operating loss generated from tax year ending December 31, 2019 carry forward incurred by the Company and subsidiary will expire in year 2025. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

F-23

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	June 30, 2025	December 31, 2024

Tax effect of net operating losses carried forward	296,587	45,327
Valuation allowance	(296,587)	(45,327)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of June 30, 2025 and December 31, 2024, and the Company does not believe that this will change over the next twelve months.

14. SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including Clean Food platform, restaurant, and others.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the six months ended June 30, 2025 and 2024, respectively:

	For the six months ended June 30, 2025
	Skincare Products & Service	Technical Service	Total
Revenues	$2,477,852	$-	$2,477,852
Cost of goods sold	2,160,129	-	2,160,129
Gross profit	317,723		317,723
Depreciation and amortization	733,693	-	733,693
Capital expenditures	-	-	-
Loss from operations	(1,375,342)	-	(1,375,342)
Income tax benefits	499	-	499
Segment (loss) profit	(1,361,018)	-	(1,361,018)
Segment assets	$58,153,803	$1,993,533	$60,147,336

	For the six months ended June 30, 2024
	Clean Food Platform	Technical Service	Total
Revenues	$86,159	$-	$86,159
Cost of goods sold	42,089	-	42,089
Gross profit	44,070		44,070
Depreciation and amortization	43,122	-	43,122
Capital expenditures	-	-	-
Loss from operations	(715,437)	(13,056)	(728,493)
Income tax benefits	-	371,568	371,568
Segment (loss) profit	(704,124)	358,513	(345,611)
Segment assets	$17,783,610	$2,271,195	$20,054,805

F-24

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. COMMITMENTS AND CONTINGENCIES

As of June 30, 2025, there was no pending legal proceeding to which the Company is a party that will have a material effect on the Company’s business, results of operations or cash flows.

16. SUBSEQUENT EVENTS

On August 11, 2025 under the incentive plan registered of the Company issuance of 475,220 Ordinary Shares with a cost basis of $1.72 per share.

On September 5, 2025, the chairman of the Company (the “Selling Shareholder”), Changbin Xia, purchased 12,000,000 Ordinary Shares at a per share price of $0.80, pursuant to a certain securities purchase agreement (the “SPA”), entered into between the Company and the Selling Shareholder.

These unconsolidated financial statements were approved by management and available for issuance on November 5, 2025. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.

F-25